Exhibit 99.1

NewsRelease

TransCanada to Issue Fourth Quarter Results February 15

CALGARY, Alberta - January 25, 2018 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will hold a teleconference and webcast on Thursday, February 15, 2018 to discuss its fourth quarter 2017 financial results.

Russ Girling, TransCanada president and chief executive officer, Don Marchand, executive vice-president and chief financial officer and members of the executive leadership team will discuss TransCanada’s fourth quarter financial results and company developments at 2:00 p.m. (MST) / 4:00 p.m. (EST).

Members of the investment community and other interested parties are invited to participate by calling 800.273.9672 or 416.340.2216 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com/events/.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EST) on February 22, 2018. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 2578190#.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,800 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

Media Enquiries:
Mark Cooper / Grady Semmens
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522